S 07005111 MMISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

SEC MAIL RECEIVED MAR 0 1 2007 WASH. D.C. 153 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kaufman & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Federal Street
(No. and Street)

Boston, MA 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Summer Kaufman (617) 426-0444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Starr, Finer, Starr LLP
(Name – *if individual, state last, first, middle name*)

1280 Soldiers Field Road, Boston, MA 02135
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 8 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sumner Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaufman and Company, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

February 24 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAUFMAN & COMPANY, LLC

BALANCE SHEETS

DECEMBER 31, 2006 and 2005

KAUFMAN & COMPANY, LLC

DECEMBER 31, 2006 AND 2005

TABLE OF CONTENTS

STARR, FINER, STARR LLP

CERTIFIED PUBLIC ACCOUNTANTS

1280 SOLDIERS FIELD ROAD

BOSTON, MASS. 02135-1096

SHERMAN H. STARR, C.P.A.
ARTHUR G. GOLDSTEIN, C.P.A.
HARVEY SEGALOFF, C.P.A.
LOUIS J. KATES, C.P.A.

TELEPHONE: (617) 783-2500
(800) 783-9851
TELECOPIER: (617) 782-5954
www.starrllp.com

INDEPENDENT AUDITOR'S REPORT

Members
Kaufman & Company, LLC

We have audited the accompanying balance sheets of Kaufman & Company, LLC as of December 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of Kaufman & Company, LLC as of December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

STARR, FINER, STARR LLP

Starr Finer Starr LLP

Boston, Massachusetts
February 24, 2007

KAUFMAN & COMPANY, LLC

Balance Sheets as of December 31,

	2006	2005
ASSETS		
CURRENT:		
Cash and Cash Equivalent	$236,985	$ 237,087
Accounts Receivable-Trade	--	2,731
Prepaid Expenses	10,159	5,452
Total Current Assets	247,144	245,270
PROPERTY AND EQUIPMENT, at Cost	123,694	109,240
Accumulated Depreciation	84,887	80,649
	38,807	28,591
OTHER:		
Restricted Cash (NOTE C)	20,000	--
Rental Deposits	--	5,181
	20,000	5,181
	$305,951	$279,042
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Current:		
Accounts Payable	$ 61,595	$ 10,735
Other Accruals	48,792	43,850
Total Current Liabilities	110,387	54,585
MEMBERS' EQUITY	195,564	224,457
	$305,951	$279,042

COMMITMENTS AND CONTINGENCIES (NOTE D)

Notes to the Balance Sheets as of December 31, 2006 and 2005

NOTE A - NATURE OF ORGANIZATION

Kaufman & Company, LLC, is a Massachusetts registered broker-dealer offering financial advisory services primarily in connection with arranging private placements, mergers and acquisitions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalent. Cash equivalent consists of a money market fund.

Accounts Receivable. Management has elected to record bad debts using the direct write-off method. Accounting principles generally accepted in the United States of America require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed.

Property and Equipment. The cost and estimated service lives used in computing depreciation are as follows:

	SERVICE YEARS	2006	2005
Furniture and Fixtures	5-7	$ 56,401	$ 41,947
Automobile	5	67,293	67,293
		$123,694	$109,240

Depreciation and amortization have been computed on straight line and accelerated methods.

Income Taxes. No provision has been made for Federal or state taxes as the net income or loss flows through to the members. For income tax purposes, the Company reports its operations on the cash basis.

Retirement Plan.

Profit Sharing Plan - The Company sponsors a profit sharing plan and makes annual contributions, dependent upon profits and at the discretion of management, to the trustee of the profit sharing trust to provide funds with which to pay benefits to employees at retirement. Contributions charged to operations totaled $5,000 and $8,850 in 2006 and 2005 respectively.

Notes to the Balance Sheets as of December 31, 2006 and 2005
(Continued)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising. The Company charges advertising costs to operations when incurred.

Concentration of Credit Risk:

(a) Cash. The Company maintains its cash account in one financial institution. At times, the balance may exceed federally insured limits. The Company has not experienced any loss in such account.

(b) Money Market Fund. The Company places its money market fund with a quality investment institution. The Company believes no significant concentration of credit risk exists with respect to the money market fund.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE C - RESTRICTED CASH

Represents cash used as collateral for an irrevocable standby letter of credit issued by the Company's bank naming the owner of the Company's office facility as beneficiary of a security deposit of $19,608.

NOTE D - OPERATING LEASES

The Company is obligated under a lease agreement for office space expiring September 2011. Provisions of the lease agreement include: (1) payment of certain operating costs and real estate taxes and (2) a single three year option to extend the lease. Annual minimum future rental payments under the noncancellable lease agreement are as follows:

YEAR	AMOUNT
2007	$112,200
2008	115,800
2009	119,500
2010	123,100
2011	93,700
	$564,300

Rentals charged to operations totaled $92,766 and $61,780 in 2006 and 2005 respectively.

END